Richard:

Maggie —
Thank you again for including us yesterday. We were a bit shy about diving too deep into anything negative about the broader business climate — it's definitely tough out there. When stores like WFM aren't reviewing new plant-based products, and VCs open a call by saying "we don't touch vegan," it can feel a little disheartening.
As you said so well, the bigger powers are putting out a lot of ingredient-shaming and propaganda — and meanwhile, have you seen the label on a Stouffer's meat and cheese lasagna? 😅
That said, we're in this for the long haul. My partners and I have invested a lot personally to keep us moving forward, and our Wefunder raise is finally starting to take off before we head into a traditional round. I can't thank you enough for your support and encouragement through it all.
If you or your family are able to invest — we'd be so grateful. And if Billie's team might ever be open to a brief call, we'd love the chance to connect and share what we're building.
Thanks again, truly.Richard
wefunder.com/sundaysupper

Hey there —
I apologize in advance if this feels a bit scripted — but bear with me 😉 First.… Can you believe it's been four years since I started Sunday Supper with this crazy idea of making food that takes animals out of the equation — and still tastes insanely good? We've grown 300% year over year, we're now in 650+ stores, just launched Albertsons in Seattle, and we're talking seriously with Whole Foods and Kroger.
We just opened a friends & family round on Wefunder, where you can invest as little as $250. My friend Gene Stone kicked things off with $20k, which was awesome. No pressure at all — just wanted to share our Wefunder page and see if you might want to jump in 😉. Would love for you and Ellie to be a part of iwefunder.com sundaysupper
xo,R

Spencer:

Same insta DM to various people, example here:

3:21

Jarrell...
Active 3...

Hey! This was the story. We're doing a community funding round at Sunday Supper, my new plant-based and vegetarian frozen food company. I'd love it if you're willing to share this with your network! We have AMAZING products and we're growing like crazy. This is an opportunity for people to invest as little as $250 and be a part of our success. 😃 🚀

❤️

Tap to get reminded



BIGGER MISSION.
SUNDAY SUPPER IS GROWING FAST
AND NOW YOU CAN OWN A PIECE.
INVEST FROM $250 ON WEFUNDER.
JOIN THE FAMILY. STIR THE POT.

Email 2:
SUBJECT LINE: This isn’t just dinner — it’s a movement

PREVIEW TEXT
Be part of redefining the $60 B frozen aisle with premium, plant-based Italian comfort food.

BODY TEXT
Ciao!

Big things are happening here. We’ve just launched our equity crowdfunding campaign on WeFunder and want you to be a part of it.

NOW is such a special moment to come aboard.

Button >> JOIN US

The frozen food aisle is a $60 billion category that’s begging for innovation. Sunday Supper’s restaurant-quality, better-for-you Italian classics are just the delicious meals that can do just that. Momentum is growing…we’re already in hundreds of groceries across the country, and perform better than conventional brands.

We’re ready to make the next big leap and expand our product lines and retail footprint and are raising the funds here to do it.

Button >> INVEST NOW

For early supporters, we’ve opened investment starting at **$250**, with early-bird terms available for a limited time. By joining us, you’re not just backing a food brand — you’re helping shape a future where better-for-you comfort food becomes the norm.

Take a look at our story here → wefunder.com/sundaysupper

With gratitude,
Richard & Spencer
Founder & CEO, Sunday Supper

Email 3

SUBJECT LINE
“A recipe for success — and how you can be part of it”

PREVIEW TEXT
We have the ingredients for success — now we’re raising the capital to scale it.

Ciao!

The best recipes start with great ingredients. The same goes for building a company.

We’ve built the foundation: a chef-driven line of Italian food that people love, a seasoned team that knows how to scale, and a loyal customer base that keeps growing. With 650+ retail doors and 300% year-over-year sales growth, we’ve proven the concept. Now, we are raising the capital to take our success to the next phase.

Button >> INVEST IN SUNDAY SUPPER

Your investment helps us expand production, reach new national partners, and introduce even more people to better-for-you comfort food that feels like home. We’re determined, we’re ready, and we’d love you to be a part of it.

Button >> JOIN US

Grazie mille,
Richard & Spencer
Founder & CEO, Sunday Supper

Email 4

Last Call for Early-Bird Terms”

Subject line options

SUBJECT LINE: Don’t miss out. Be a part of a better-for-you future

PREVIEW TEXT
Join the Sunday Supper table, and change the world one delicious meal at a time.

BODY TEXT
Ciao!

The demand for Sunday Supper's delicious, better-for-you meals is clear. In just a short time we've landed in hundreds of grocers across the country, grown a loyal fan base and expanded our line from delicious lasagnas to appetizers and many other Italian favorites. And that's just the beginning.

Be a part of it! Invest now. (hyperlinked)

If you've been thinking about investing, now's the time. You can join for as little as **$250** and help us bring Sunday Supper's mission — delicious, plant-based Italian comfort food for all — to more homes across the country.

Reserve your investment here → wefunder.com/sundaysupper

Thank you for believing in this vision. Together, we're making every meal a Sunday Supper.

Grazie mille,
Richard & Spencer
Founder & CEO, Sunday Supper

EMAIL 1
Subject: Grab Your Seat at the Table - Sunday Supper To Open Up Investment Opportunities

Body:
Hi [Name],

Big news from Sunday Supper! We'll soon be launching our community investment campaign on Wefunder — giving our fans, friends, and believers the chance to own a piece of the brand that's reinventing Italian comfort food without dairy or meat.

After going viral at our launch, Sunday Supper continues to thrive — we're now available in 650+ grocery stores nationwide and growing fast. With a minimum investment of just $250, you can help us take the next big step in shaking up the $55 billion frozen aisle.

This is your chance to invest in a bold, better-for-you movement that's earned national media attention, industry awards, and even a spot at some of Hollywood's holiday tables.

Be the first to know, and to be a true part of the Sunday Supper family. Find more details here [would go to the landing page where they would put their info in for first dibs at the announcement].

Thank you for being part of the Sunday Supper story — let's keep cooking up change together.

Warmly,
Spencer Oberg
CEO & Co-Founder, Sunday Supper

Richard's Original:

Sunday Supper Launches Wefunder Campaign Backed by Author & Investor Gene Stone

Los Angeles, CA – September 16, 2025 – Sunday Supper, the bold frozen food brand reinventing Italian comfort classics without dairy or meat, announced today the launch of its community investment campaign on Wefunder. Celebrated author and plant-based advocate Gene Stone kicked off the raise with a $20,000 investment, underscoring confidence in the brand's vision and momentum.

Stone, best known as co-author of Forks Over Knives and How Not to Die, has long championed the plant-based movement. His support signals a strong vote of confidence at a time when the industry faces significant headwinds. As major corporations like Nestlé and Kraft Heinz have recently scaled back or discontinued vegan product lines, Sunday Supper continues to expand, now distributed in over 650 grocery stores nationwide.

"Our category has seen beloved vegan brands drop like flies," said Spencer Oberg, CEO of Sunday Supper. "But Sunday Supper is proving that the future of frozen food isn't just surviving—it's thriving. We've built something real, and now we want to open the doors for our community to own a piece of it."

With a minimum investment of just $250, anyone can become an owner of Sunday Supper—joining a movement that's won industry awards, captured media attention, and even become a holiday tradition. Billie Eilish, FINNEAS, and Maggie Baird once chose Sunday Supper's OG Lasagna as their official family holiday gift, a stamp of cultural approval that highlights the brand's crossover appeal.

"Sunday Supper has grown beyond our wildest expectations, but we want to move faster," said Richard Klein, Co-Founder and Head of Product. "This campaign is about letting fans, friends, and believers invest alongside us—not just to watch from the sidelines. Together, we can rewrite what the frozen aisle looks like."

The campaign is now live on Wefunder, giving the public a chance to invest in the next chapter of Sunday Supper.

About Sunday Supper
Sunday Supper is reimagining frozen Italian comfort food with bold, better-for-you, plant-based recipes. From award-winning lasagnas to craveable Mozza Fritto snacks, the brand is shaking up the $55 billion frozen aisle with chef-crafted dishes that bring joy to every table.

Learn more and invest here:

https://potomac.pro/5-key-strategies-to-market-your-wefunder-campaign-successfully/



Spencer Oberg · You

Investor | CEO (Sunday Supper, Prospera Ventures) | M&A/Busin...

1w ·

···

Couldn't be more excited to invite our friends, family and wider community to share in our success and own a piece of the amazing brand and business we're building! Checkout our WeFunder page, invest in the next big frozen brand (Sunday Supper, of course😃) and grab your seat at the table with us!! 🥂🚀



Richard Klein · 1st

Chief Product / Brand Officer @ Sunday Supper | Plant-Based Itali...

1w · Edited ·

Big news! Sunday Supper is officially live on **Wefunder**. **https://lnkd.in/grd-JU4K** ...more



Sunday Supper Launches Equity Crowdfunding on Wefunder With High Earl...

vegconomist.com

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Richard Klein in · 1st

Chief Product / Brand Officer @ Sunday Supper | Plant-Based Italian Fro...

1w · Edited ·

Big news! Sunday Supper is officially live on Wefunder. https://lnkd.in/grd-JU4K

We're kicking off our next funding round with a community raise — giving our friends, customers, and early supporters the chance to invest and grow with us. We're in 650+ retail doors nationwide — including The Fresh Market , GIANT, Albertsons Companies, MOM's Organic Market, earthfare, Central Market, Bristol Farms, and many more. We've built a brand that's redefining Italian comfort food for a better future. And under the leadership of our CEO Spencer Oberg, this next chapter is about inviting you to join the table.

👉 https://lnkd.in/grd-JU4K

Thank you to vegconomist - Das vegane Wirtschaftsmagazin for featuring our story:
https://lnkd.in/g9eSpxQ8



Sunday Supper Launches Equity Crowdfunding on Wefunder With High Early Interest

vegconomist.com